China Cord Blood Corporation Announces
Results For The Quarter and Six Months Ended
September 30, 2009

Hong Kong, China, December 11, 2009 – China Cord Blood Corporation (“CCBC” or “the Company”) (NYSE: CO), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced its unaudited financial results for the quarter and six months ended September 30, 2009.

Highlights as of September 30, 2009

●
For the quarter ended September 30, 2009, net revenue increased 30.4% year-over-year to RMB63.9 million (US$9.4 million) from RMB49.0 million. Fiscal year first half net revenue reached RMB121.8 million (US$17.8 million), up 48.7% year-over-year from RMB81.9 million.

●	For the quarter ended September 30, 2009, storage fees accounted for 17.4% of total net revenue, up 3.2 percentage points year-over-year from 14.2%.
●
The Company had 11,371 new subscribers sign-up during the quarter ended September 30, 2009, up 19.0% from 9,552 in the same period last year. As of September 30, 2009, the total accumulated number of subscribers reached 105,812.

●	The Company had an aggregate of 21,752 new subscribers signed up during the first half of fiscal year 2010, up 47.1% year-over-year from 14,789.
●
Gross profit for the quarter and six months ended September 30, 2009 amounted to RMB46.3 million (US$6.8 million) and RMB87.9 million (US$12.9 million) respectively, representing gross margins of 72.4% and 72.2%.

●	Non-GAAP EBITDA for the quarter and six months ended September 30, 2009 amounted to RMB28.9 million (US$4.2 million) and RMB56.7 million (US$8.3 million) respectively.
●
RMB24.1 million (US$3.5 million) operating income was recorded for the quarter ended September 30, 2009 despite the increase in administrative expense. Fiscal year 2010 first half operating income rose 39.9% to RMB47.2 million (US$6.9 million) from RMB33.7 million in the same period last year.

●
Quarter ended September 30, 2009 net income attributable to China Cord Blood Corporation shareholders was RMB17.6 million (US$2.6 million). Net income attributable to shareholders for the six months ended September 30, 2009 was RMB13.0 million (US$1.9 million).

●
For the quarter ended September 30, 2009, basic EPS and fully diluted EPS attributable to ordinary shares were RMB0.29 (US$0.04) and RMB0.27 (US$0.04), respectively. For the six months ended September 30, 2009, basic EPS and fully diluted EPS attributable to ordinary shares were RMB0.12 (US$0.02) and RMB0.11 (US$0.02), respectively.

●	Non-GAAP basic earnings per share attributable to shareholders for the quarter and six months ended September 30, 2009 amounted to RMB0.29 (US$0.04) and RMB0.57 (US$0.08), respectively.

Summary - The quarter and six months ended September 30, 2009 and 2008

	Three Months Ended			Six Months Ended
	September 30,			September 30,
	2009		2008	2009		2008
	US$	RMB	RMB	US$	RMB	RMB
	(in thousands except percentage and operating data)

Revenue	9,361	63,897	48,988	17,847	121,826	81,935
Gross Profit	6,778	46,265	37,321	12,882	87,938	59,760
Operating Income	3,537	24,144	24,832	6,914	47,199	33,735
Non-GAAP EBITDA	4,237	28,924	26,548	8,308	56,711	37,088
Net Income/(Loss) Attributable to
China Cord Blood Corporation
Shareholders	2,584	17,639	5,779	1,911	13,047	(12,260)
EPS Attributable to Ordinary Shares
– Basic	0.04	0.29	(0.01)	0.02	0.12	(0.43)
Non-GAAP EPS Attributable to
Shareholders – Basic	0.04	0.29	0.10	0.08	0.57	(0.21)

Net Revenue Breakdown (%)
Processing Fee		82.3%	84.9%		82.7%	83.1%
Storage Fee		17.4%	14.2%		16.7%	15.7%
Others		0.3%	0.9%		0.6%	1.2%

New Subscribers (persons)		11,371	9,552		21,752	14,789
Accumulated Total Number of Subscribers
(persons)		105,812	64,171		105,812	64,171

“We completed the second quarter with encouraging results”, said Ms. Ting Zheng, China Cord Blood Corporation’s chairperson and chief executive officer. “As our prior efforts in cultivating the two markets are just starting to bear fruits, it is a great joy to see strong demand in both Beijing municipality and Guangdong province. China’s one child policy, rising public awareness of umbilical cord blood stem cells and our effective marketing and promotion strategies are important elements which contributed to our successful market penetration. As the exclusive operator in the Beijing municipality and Guangdong province, we continue to see growth in our local markets thanks to the large addressable market size and their severe under penetration. Following the commencement of our new Beijing storage facility and Guangdong storage facility, we are well equipped to capture the opportunities present in these existing two markets.”

Ms. Zheng continued, “Our recent listing on the New York Stock Exchange marks a new era in our corporate history. It is a recognition of our company’s achievements as well as our team’s dedicated effort. The listing platform offers access and tools for growth, and with our proven execution capabilities, together form a solid foundation and paves the way for the next phase of corporate development. As China’s first and largest cord blood bank operator, we will continue to leverage on our industry expertise and first mover advantage to seize opportunities arising in China and the Asia Pacific region.”

Financial Results for the Second Fiscal Quarter Ended September 30, 2009

Revenue

Net revenue for the quarter ended September 30, 2009 increased 30.4% year-over-year to RMB63.9 million (US$9.4 million) from RMB49.0 million. Net revenue generated from processing fees recorded a 26.5% increase year-over-year to RMB52.6 million (US$7.7 million) due in part to the 11,371 new subscribers signed up during the quarter, which increased from 9,552 new subscribers for the same period last year. Net revenue from storage fees increased 60.1% to RMB11.1 million (US$1.6 million) as our total subscriber base continued to expand. The total accumulated number of subscribers reached 105,812 as of September 30, 2009, up from 64,171 subscribers as of September 30, 2008. For the quarter ended September 30, 2009, processing fees and storage fees accounted for 82.3% and 17.4% of total net revenue, respectively, compared to 84.9% and 14.2% for the same period last year.

Gross Profit

Gross profit reached RMB46.3 million (US$6.8 million), up from RMB37.3 million for the same period last year, representing a gross margin of 72.4%. Gross margin was 3.8 percentage points lower year-over-year following the commencement of the new Beijing storage facility and the new Guangdong storage facility which came on line in April 2009 and September 2008, respectively. Direct cost for the quarter ended September 30, 2009 was RMB17.6 million (US$2.6 million) which was higher than the RMB11.7 million for the same period last year mainly due to the increase in overhead after the new facilities commenced operation.

Sales and Marketing Expense

Despite the ongoing marketing effort, management continued to tightly monitor sales and marketing expense. Sales and marketing expense as a percentage of net revenue declined from 15.1% last year to 14.8% for the quarter ended September 30, 2009. Total sales and marketing expense for the quarter ended September 30, 2009 was RMB9.5 million (US$1.4 million), an increase of 28.3% from RMB7.4 million for the same period last year.

General and Administrative Expense

To cope with the rising demand and better serve our existing markets, new storage facilities were constructed which boosted total capacity more than six fold, and as a result, in conjunction with work force expansion, total administrative expense for the quarter ended September 30, 2009 increased to RMB12.7 million (US$1.9 million) compared to RMB5.1 million for the same period last year.

Operating Income

Operating income for the quarter ended September 30, 2009 was RMB24.1 million (US$3.5 million) compared to RMB24.8 million for the same period last year because the increase in net revenue was offset by the increase in administrative expense.  Operating margin for the quarter ended September 30, 2009 was 37.8%.

Earnings Before Interest, Taxes, Depreciation and Amortization (“non-GAAP EBITDA”)

Non-GAAP EBITDA for the quarter ended September 30, 2009 was RMB28.9 million (US$4.2 million), a slight increase of 8.9% year-over-year, translating into a non-GAAP EBITDA margin of 45.3%.

Net Income Attributable To China Cord Blood Corporation Shareholders

Net income attributable to shareholders for the quarter ended September 30, 2009 increased to RMB17.6 million (US$2.6 million), up from RMB5.8 million for the same period of 2008. Net income attributable to shareholders margin for the quarter ended September 30, 2009 was 27.6%, up from 11.8%. Basic earnings per share and fully diluted earnings per share attributable to ordinary shares for the quarter ended September 30, 2009 were RMB0.29 (US$0.04) and RMB0.27 (US$0.04), respectively.

Non-GAAP basic earnings attributable to shareholders for the September 30, 2009 quarter amounted to RMB0.29 (US$0.04), up from RMB0.10 for the same period last year.

Other Selected Data

As of September 30, 2009, the Company had total cash and cash equivalents of RMB247.8 million (US$36.3 million) as compared to RMB161.4 million as of March 31, 2009.  As of September 30, 2009, the Company had a balance on short-term loans of RMB45.0 million (US$6.6 million).

As of September 30, 2009, non-current inventories were RMB26.9 million (US$3.9 million) compared to RMB26.1 million as of March 31, 2009. Thirteen units of donated cord blood stem cells were used for treatment during the quarter ended September 30, 2009.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.8262 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of Wednesday, September 30, 2009. No presentation is made that the RMB amounts could have been or could be converted into U.S. dollars at that rate or at any other certain rate on September 30, 2009 or at any other dates.

Financial Results For The Six Months Ended September 30, 2009

Revenue

Fiscal year 2010 first half net revenue amounted to RMB121.8 million (US$17.8 million), an increase of 48.7% year-over-year from RMB81.9 million. During this period, 21,752 new subscribers signed up for our services, an increase of 47.1% year-over-year from 14,789.

Gross Profit

Backed by the increase in subscriber numbers, gross profit for the six months ended September 30, 2009 amounted to RMB87.9 million (US$12.9 million), an increase of 47.2% from RMB59.8 million for the same period last year. Fiscal year 2010 first half gross margin was 72.2%, similar to 72.9% for the same period last year.

Operating Income

Fiscal year 2010 first half operating income increased 39.9% year-over-year to RMB47.2 million (US$6.9 million). Operating margin decreased by 2.5 percentage points to 38.7% which was largely attributable to the increase in overhead following the storage capacity and work force expansion.

Net Income Attributable To Shareholders

Net income attributable to China Cord Blood Corporation shareholders for the six months ended September 30, 2009 was RMB13.0 million (US$1.9 million), compared to a loss of RMB12.3 million last year. During the six months ended September 30, 2008, total write-off and impairment loss amounted to RMB 37.3 million and RMB 21.6 million (US$3.2 million) for the six months ended September 30, 2009.

Earnings Per Share

Fiscal year 2010 first half basic earnings per share and fully diluted earnings per share attributable to ordinary shares were RMB0.12 (US$0.02) and RMB0.11 (US$0.02), respectively.

Earnings Before Interest, Taxes, Depreciation and Amortization (“non-GAAP EBITDA”)

For the six months ended September 30, 2009, the Company recorded non-GAAP EBITDA of RMB56.7 million (US$8.3 million), up from RMB37.1 million same period last year

Non-GAAP Earnings Per Share

Non-GAAP basic earnings attributable to shareholders for the six months ended September 30, 2009 amounted to RMB0.57 (US$0.08) comparing to a loss of RMB0.21 same period last year.

Business Outlook For Fiscal Year 2010

The Company expects the total number of new subscribers for fiscal year 2010 will increase by approximately 30% year-over-year or no less than 45,000 new subscribers, which transpires into no less than 30% increase in total net revenue. Accumulated total number of subscribers will be at least 129,000 by March 31, 2010. With intention in geographic expansion, the Company continues to pursue active discussions with several existing licensees and license applicants in certain other regions for potential acquisitions.

The Company’s practice is to provide guidance on a full year basis only. Such expectations reflect the Company’s current and preliminary views, which is subject to change.

Conference Call

The Company will hold a conference call at 8:00 am EST on Friday, December 11, 2009 to discuss the Company’s second quarter financial performance and provide a brief overview of the Company’s recent development followed by a question and answer session. Listeners may access the call by dialing 1-866-519-7010 for US domestic callers, +61-2-96960911 for international callers, or ###-##-#### and ###-##-#### for Hong Kong callers, access code: 44327945. A replay of the call will be accessible through December 18, 2009 by dialing +852-2888-1115, access code: 44327945.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and the largest cord blood banking operator in China in terms of geographical coverage and is the only cord blood bank operator with more than one license (i.e., Beijing and Guangdong).  Under the current PRC government regulations, only one licensed cord blood bank operator is permitted to operate in each licensed region and only six licenses have been issued as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

About Non-GAAP Financial Measures

On June 30, 2009, holders of 100% of China Cord Blood Services Corporation’s ordinary shares and holders of 76% of China Cord Blood Services Corporation redeemable ordinary shares exchanged their shares for a total of 54,345,104 shares of the Company ordinary shares. Further in August 2009, holders of the remaining 24% of redeemable shares of China Cord Blood Services Corporation exchanged such shares for 3,506,136 shares of the Company’s ordinary shares. The Non-GAAP basic income/(loss) per share attributable to China Cord Blood Corporation shareholders for the three months and six months ended September 30, 2009 give effect to the abovementioned share exchange transaction as if they had been completed at the beginning of period. Pro forma adjustments are made to add back the write-off of deferred reverse recapitalization costs and income attributable to redeemable noncontrolling interests as if the above share exchanges with ordinary shareholders of China Cord Blood Services Corporation had been completed at the beginning of period and all reverse recapitalization costs had been written off prior to the completion of the share exchanges with ordinary shareholders of China Cord Blood Services Corporation.

Non-GAAP EBITDA represents operating income excluding acquired intangible assets amortization expense and depreciation expense. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do, basing the determination on net income before net interest expense, income tax expense (benefit), depreciation and amortization. EBITDA is not a measure of performance under generally accepted accounting principles (GAAP) and should not be considered as a substitute for net income prepared in accordance with GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The non-GAAP measures described by the Company are reconciled to the corresponding GAAP measure in the exhibits below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliations of non-GAAP EPS to the nearest comparable GAAP measures”.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to its historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to the supplemental information used by management in its financial and operational decision-making.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, performance and results of operations, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in statements filed from time to time with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:
China Cord Blood Corporation
Ms. Joeling Law
Tel: (852) 3605-8180
Email: ir@chinacordbloodcorp.com

Integrated Corporate Relations, Inc.
In the United States: Ashley M. Ammon or Christine Duan: 1-646-277-1200
In China: Wei-Jung Yang: 86-10-6599-7968

Exhibit 1

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of September 30 and March 31, 2009

	September 30,		March 31,
	2009		2009
	US$	RMB	RMB
(in thousands except redemption value and number of shares)

ASSETS
Current assets
Cash and cash equivalents	36,303	247,813	161,406
Accounts receivable, less allowance for doubtful accounts
(September 30, 2009: RMB6,764; March 31, 2009: RMB 6,170)	9,416	64,274	49,763
Inventories	763	5,211	6,501
Prepaid expenses and other receivables	1,171	7,990	7,978
Deferred tax assets	279	1,908	1,846
Total current assets	47,932	327,196	227,494
Property, plant and equipment, net	36,855	251,574	236,740
Non-current prepayments and deposits	3,013	20,569	27,184
Non-current accounts receivable, less allowance for doubtful accounts
(September 30, 2009: RMB3,793; March 31, 2009: RMB2,223)	20,823	142,144	91,761
Inventories	3,940	26,894	26,069
Intangible asset, net	3,923	26,783	27,268
Available-for-sale equity securities	6,130	41,843	26,242
Deferred reverse recapitalization costs	-	-	33,633
Deferred offering costs	129	878	-
Deferred tax assets	64	436	-
Total assets	122,809	838,317	696,391

LIABILITIES
Current liabilities
Bank loan	6,592	45,000	-
Accounts payable	979	6,681	5,128
Accrued expenses and other payables	2,982	20,353	19,269
Deferred revenue	4,238	28,927	18,351
Promissory note	514	3,510	-
Amounts due to related parties	516	3,523	-
Income tax payable	579	3,953	4,321
Total current liabilities	16,400	111,947	47,069
Deferred revenue	11,525	78,676	74,231
Other non-current liabilities	2,212	15,100	13,551
Deferred tax liabilities	476	3,249	4,017
Total liabilities	30,613	208,972	138,868

Commitments and contingencies
Redeemable ordinary shares of China Cord Blood Services Corporation
US$0.0001 par value, 14,614,140 shares issued and outstanding as of
March 31, 2009 (redemption value of US$51,088,745 as of March 31, 2009)	-	-	386,577

Exhibit 1 (continued)

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of September 30 and March 31, 2009 – (continued)

	September 30,		March 31,
	2009		2009
	US$	RMB	RMB
(in thousands except redemption value and number of shares)

EQUITY
China Cord Blood Corporation shareholders’ equity
Ordinary shares US$0.0001 par value, 250,000,000 shares authorized,
43,237,100 shares and 62,792,642 shares issued and outstanding as
of March 31, 2009 and September 30, 2009, respectively	6	43	34
Additional paid-in capital	84,038	573,660	140,745
Accumulated other comprehensive loss	(517)	(3,531)	(19,319)
Retained earnings	7,495	51,160	44,082
Total China Cord Blood Corporation shareholders’ equity	91,022	621,332	165,542
Noncontrolling interests	1,174	8,013	5,404
Total equity	92,196	629,345	170,946
Total liabilities, redeemable ordinary shares and equity	122,809	838,317	696,391

Exhibit 2

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months and Six Months Ended September 30, 2009 and 2008

	Three months ended September 30,			Six months ended September 30,
	2009		2008	2009		2008
	US$	RMB	RMB	US$	RMB	RMB
	(in thousands except per share)

Revenues	9,361	63,897	48,988	17,847	121,826	81,935
Direct costs	(2,583)	(17,632)	(11,667)	(4,965)	(33,888)	(22,175)
Gross profit	6,778	46,265	37,321	12,882	87,938	59,760
Operating expenses
Sales and marketing	(1,387)	(9,470)	(7,382)	(2,419)	(16,512)	(15,047)
General and administrative	(1,854)	(12,651)	(5,107)	(3,549)	(24,227)	(10,978)
Total operating expenses	(3,241)	(22,121)	(12,489)	(5,968)	(40,739)	(26,025)
Operating income	3,537	24,144	24,832	6,914	47,199	33,735
Other income/(expense), net
Interest income	252	1,723	938	404	2,755	1,911
Interest expense	(96)	(657)	-	(164)	(1,117)	-
Exchange gain/(loss)	66	451	(88)	83	563	(81)
Write-off of deferred
offering costs	-	-	(9,688)	-	-	(9,688)
Write-off of deferred reverse
capitalization costs	-	-	-	(3,159)	(21,566)	-
Impairment loss on available-
for-sale equity securities	-	-	(4,944)	-	-	(27,598)
Others	13	83	1,738	55	377	(1,146)
Total other income/(expense), net	235	1,600	(12,044)	(2,781)	(18,988)	(36,602)
Income/(loss) before income tax	3,772	25,744	12,788	4,133	28,211	(2,867)
Income tax expense	(933)	(6,367)	(5,840)	(1,779)	(12,141)	(7,798)
Net income/(loss)	2,839	19,377	6,948	2,354	16,070	(10,665)
Income attributable to noncontrolling
interests	(204)	(1,391)	(1,169)	(392)	(2,676)	(1,595)
Income attributable to redeemable
noncontrolling interests	(51)	(347)	-	(51)	(347)	-
Net income/(loss) attributable to
China Cord Blood Corporation
shareholders	2,584	17,639	5,779	1,911	13,047	(12,260)

Net income/(loss) per share:
Attributable to ordinary shares
-Basic	0.04	0.29	(0.01)	0.02	0.12	(0.43)
-Diluted	0.04	0.27	(0.01)	0.02	0.11	(0.43)

Attributable to redeemable ordinary shares
-Basic	N/A	N/A	0.42	0.13	0.92	0.44
-Diluted	N/A	N/A	0.42	0.13	0.92	0.44

Exhibit 3

CHINA CORD BLOOD CORPORATION
Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures

	Three months Ended	Three months Ended	Three months Ended	Six months Ended	Six months Ended	Six months Ended
	Sep 30, 2009	Sep 30, 2009	Sep 30, 2008	Sep 30, 2009	Sep 30, 2009	Sep 30, 2008
	US$ (‘000)	RMB (‘000)	RMB (‘000)	US$ (‘000)	RMB (‘000)	RMB (‘000)

GAAP Operating Income	3,537	24,144	24,832	6,914	47,199	33,735
Depreciation	664	4,537	1,473	1,323	9,027	2,868
Amortization	36	243	243	71	485	485
Earnings before interest, tax, depreciation and amortization (“Non -GAAP EBITDA”)	4,237	28,924	26,548	8,308	56,711	37,088

Exhibit 4

CHINA CORD BLOOD CORPORATION
Reconciliations of non-GAAP EPS to the nearest comparable GAAP measures

	3 Months	3 Months	6 Months	6 Months
	Ended Sep 09	Ended Sep 08	Ended Sep 09	Ended Sep 08

NUMERATOR (‘RMB ‘000)
GAAP net income/(loss) attributable to China Cord Blood Corporation shareholders	17,639	5,779	13,047	(12,260)
Pro forma adjustments:
Income attributable to redeemable non-controlling interests	347	-	347	-
Write-off of deferred reverse recapitalization costs	-	-	21,566	-

Non-GAAP net income attributable to China Cord Blood Corporation shareholders	17,986	5,779	34,960	(12,260)

DENOMINATOR (‘000 shares)
Weighted average ordinary shares issued and outstanding	61,143	43,237	52,190	43,237
Pro forma adjustments:
Issue of ordinary shares upon share exchange with ordinary shareholders of China Cord Blood Services Corporation in June 2009	-	12,476	6,238	12,476
Issue of ordinary shares upon share exchange with redeemable ordinary shareholders of China Cord Blood Services Corporation in August 2009	1,650	3,506	2,578	3,506

Pro forma weighted average ordinary shares issued and outstanding	62,793	59,219	61,006	59,219

Non-GAAP basic income/(loss) per share attributable to China Cord Blood Corporation shareholders (RMB)	0.29	0.10	0.57	(0.21)
Non-GAAP basic income attributable to shareholders (US$)	0.04		0.08